Exhibit 99.9

ESL Investments, Inc.

1170 Kane Concourse

Bay Harbor Islands, FL 33154

April 15, 2019

Board of Directors

Sears Hometown and Outlet Stores, Inc.

5500 Trillium Blvd., Suite 501

Hoffman Estates, IL 60192

Members of the Board:

As you know, on April 5, 2019, Transform Holdco LLC (“Transform”) sent you a non-binding proposal to acquire all of the outstanding shares of Sears Hometown and Outlet Stores, Inc. (the “Company”) not already owned by ESL Investments, Inc. and its affiliates (“ESL”) for a purchase price of $2.25 per share in cash, a 23.6% premium to the volume weighted average price for the previous five trading days ($1.82) through April 5, 2019 (the “Proposal”).

Transform provided you with the Proposal after you had communicated to us that, absent a transaction, the Company’s Board of Directors (the “Board”) was likely to determine to liquidate the Company’s Hometown segment (the “Hometown Business”). As you know, ESL owns approximately 58% of the Company’s outstanding stock and strongly disagrees with any decision by the Board to liquidate the Hometown Business. We believe any such decision would significantly diminish the Company’s value and create significant risk should the Outlet segment’s recent one-year profit performance prove ephemeral.

Any decision to liquidate the Hometown Business would also negatively affect many of the Company’s other stakeholders, including the many Hometown owners and their families, who have supported the Company for more than 25 years, along with their employees and the communities that they serve. Transform emphasized that these owners have a vested interest in seeing the Hometown business remain operating and that, as a new owner, Transform would make investments, including subsidies in the short term, to preserve the network of Hometown stores and encourage these long time owners to continue to operate their businesses.

The special committee of the Board’s advisors communicated to Transform on April 7, 2019 that the special committee concluded that a transaction on the terms contemplated by Transform’s Proposal would not be in the best interests of the Company’s unaffiliated stockholders. Since that time, ESL has engaged with the Board to reconsider its plan to liquidate the Hometown Business and Transform has engaged with the special committee and its advisors to determine whether the parties could agree on terms for a negotiated transaction.

The special committee continues to request a price for a transaction that would represent an unprecedented premium to the market value of the Company’s stock. While we disagreed with the decision to operate as an Outlet-only business, Transform also proposed, at the special committee’s request, acquiring the inventory and assets associated with the Hometown Business, but these proposed terms were rejected as well.

We were informed that unless Transform reaches agreement with the Board and special committee by today, the Board was expected to vote to liquidate the Company’s Hometown Business this afternoon.

As we strongly disagreed with this decision and saw no hope of Transform reaching agreement with the special committee on a transaction given its unrealistic proposal, we decided today to replace two of the directors with individuals that we hope, together with the remaining members of the Board, will listen to the views of the Company’s stockholders and consider additional paths forward for the Company. We removed William K. Phelan and David B. Robbins and replaced them with the following individuals:

Alberto Franco

John Tober

We also have amended the Company’s bylaws today to ensure that any such decision could only be made after proper notice to stockholders and further deliberation and consideration by the Board. The bylaw amendment requires that any such decision can only be made if voted upon by the Board in two meetings at least 30 business days apart with the support of at least 90% of the directors then in office.

We encourage the Board to consider alternatives to a liquidation of the Hometown Business. We also expect that we will propose that Transform and the Company cooperate to reduce their collective cost structure, including by sharing technology and other operational resources. Any transactions between the Company and Transform should be approved by a committee of independent directors of the Board, and be on arm’s length terms. We also encourage the Board to consider whether the Company should terminate its NASDAQ listing and the registration of its common stock under the Securities Exchange Act of 1934. We believe that such steps would provide significant cost savings to the Company.

We look forward to engaging with the Board and other stockholders of the Company in evaluating the best path forward for the Company.

Best regards,

/s/ Edward S. Lampert
Edward S. Lampert
Chairman and Chief Executive Officer
ESL Investments, Inc.